Exhibit 99.1

TD Capital Trust IV Announces Redemption of TD Capital Trust IV Notes - Series 3

Toronto, May 17, 2021 - TD Capital Trust IV (the “Trust”) announced today its intention to redeem all of the outstanding TD Capital Trust IV Notes - Series 3 (“TD CaTS IV - Series 3”) on June 30, 2021 (the “Redemption Date”), at a price of $1,000 per $1,000 principal amount of TD CaTS IV - Series 3 plus the accrued and unpaid interest payable on the Redemption Date. Notice will be delivered to TD CaTS IV - Series 3 holders in accordance with the terms outlined in the TD CaTS IV - Series 3 prospectus. Interest on the TD CaTS IV - Series 3 will cease to accrue on and after the Redemption Date. The TD CaTS IV - Series 3 redeemed by the Trust will be cancelled and will not be reissued.

Caution Regarding Forward-Looking Statements

This press release includes certain forward-looking statements. These forward-looking statements include the Trust’s intentions regarding the redemption of the TD CaTS IV - Series 3. These statements are inherently subject to significant risks, uncertainties and changes in circumstances, many of which are beyond the control of the Trust and The Toronto-Dominion Bank (the “Bank”). Except as required by law, the Trust and the Bank do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by them or on their behalf. The forward-looking information contained in this press release is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on January 31, 2021. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Gillian Manning, Head of Investor Relations, 416-308-6014; Natasha Ferrari, Media Relations, Natasha.ferrari@td.com, 416-400-9098.